Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-03

August 6, 2024

The Connecticut Light and Power Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company doing business as Eversource Energy
Security:	$300,000,000 4.95% First and Refunding Mortgage Bonds, 2024 Series B, due 2034
Principal Amount:	$300,000,000
Maturity Date:	August 15, 2034
Coupon:	4.95%
Benchmark Treasury:	4.375% due May 15, 2034
Benchmark Treasury Price / Yield:	103-24+ / 3.907%
Spread to Benchmark Treasury:	110 basis points
Yield to Maturity:	5.007%
Price to Public:	99.555% of the principal amount
Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2025
Optional Redemption Provisions:	Make-whole call at any time prior to May 15, 2034 (three months prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	August 6, 2024
Settlement Date*:	August 13, 2024 (T+5)
CUSIP / ISIN:	207597 ES0 / US207597ES04
Expected Ratings**:	A1 (Moody’s); A+ (S&P); A+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2024 Series B Bonds in the secondary market prior to the date that is one business day before the settlement date will be required, by virtue of the fact that the 2024 Series B Bonds will initially settle T+5 (on August 13, 2024) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of 2024 Series B Bonds who wish to trade 2024 Series B Bonds prior to the date that is one business day before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; or KeyBanc Capital Markets Inc. at (866) 277-6479.